

November 4, 2013

Randall S. Dearth
President and CEO
Calgon Carbon Corporation
400 Calgon Carbon Drive
Pittsburgh, Pennsylvania 15205

cc: Board of Directors

Dear Randy,

Starboard Value LP, together with its affiliates ("Starboard"), currently owns 9.7% of the outstanding common stock of Calgon Carbon Corporation ("Calgon" or the "Company"), making us one of the Company's largest shareholders. We appreciate the constructive dialogue we have had with you and other members of the Company's Board of Directors (the "Board") over the past year and are pleased with the election of Louis Massimo and Donald Templin to the Board in May 2013. We invested in Calgon in November 2012 because we believed that the Company was significantly undervalued and there were opportunities within the control of management and the Board to substantially improve value for shareholders. Specifically, our in-depth research highlighted significant opportunities to improve operating margins, capital allocation, and corporate structure, which we shared with you and your team in our detailed presentation last January. We have now updated this presentation and are enclosing it with this letter to encourage dialogue among shareholders, analysts and the Company about the options available to Calgon to create additional value for shareholders. We believe this can be particularly helpful ahead of the analyst meeting this week in Phoenix.

Overall, we are encouraged by the Company's progress to date on its efforts to improve margins, as highlighted by the announced Phase I-III cost reductions, and we appreciate the Company's focus on identifying additional opportunities for margin improvement. Over the last 10 months, Calgon's consolidated EBITDA margins have improved from 13.6% in FY2012 to 19.6% last quarter, in large part driven by reductions in operating expenses. While these achievements are steps in the right direction, our research and benchmarking analysis indicate that additional opportunities exist to improve EBITDA margins to well in excess of 23% over a short time frame, even at current revenue levels.

Calgon's recent improvement in margins, combined with its $50 million buyback, started to close the gap between the Company's stock price and its intrinsic value. However, we still believe there is a significant opportunity to improve value for shareholders by (i) instituting additional margin improvement initiatives; (ii) optimizing capital allocation and capital structure, including by returning substantial capital to shareholders; and (iii) considering and executing on tax-advantaged corporate structures that should materially increase after-tax free cash flow.

Operating Margin Improvement

From 2009 until the announcement of the first phase of the Company's Phase I-III cost reductions in Q1 2012, Calgon's operating performance deteriorated significantly despite strong revenue growth. While revenue increased by 39% over that period, total EBITDA only increased by 13%. This compares to Calgon's peer group, which grew EBITDA by 23% despite lower revenue growth. Further, while Calgon's total EBITDA improved, its EBITDA margins actually declined by 3% from 18% in 2009 to 15% for the twelve months ended March 30, 2012. This underperformance was surprising given the high fixed-cost nature of Calgon's business and the positive operating leverage that should be realized as revenue grows.

Sales Growth and EBITDA Change: 2012 Proxy Peer Group vs. Calgon					$ in millions
	2009 FY	2010 FY	2011 FY	Q1 2012	Median Change
Median 2012 Proxy Peer Group Sales (1)(2)	460	491	593	606	36%
Median 2012 Proxy Peer Group EBITDA	66	68	76	83	23%
Calgon Carbon Corp sales	398	479	541	554	39%
Calgon Carbon Corp EBITDA	72	80	81	83	13%
EBITDA Margin	18%	17%	15%	15%	(3)%
Selling, general and administrative expenses	68	78	88	88	29%
Memo: SG&A as of Sales	17%	16%	16%	15%	

Notes:
(1) Source: Bloomberg and Capital IQ
(2) CCC 2012 Proxy Peer Group: ACO , AP, BMI, GTLS, EXP, ESE, GGG, HWKN, HAYN, IIVI, IPHS, INN, LDL, MATW, NWPX, PPO, KWR, RBN, RTI , and SXI

The Company's announced Phase I-III cost reductions, which are expected to reduce total costs by $30 million, have already started to have a positive impact on performance as EBITDA margins have improved from 13.8% in Q1 2012 to 19.6% in the last quarter. This significant improvement in profitability has positively and clearly impacted stock price performance, as demonstrated by the substantial outperformance of Calgon's stock in the period following the announced cost reductions. Over that time, Calgon's stock is up approximately 60%, outpacing the Russell 2000 by 26%.

In order to sustain and improve on the Company's valuation, we believe it is crucial that management remain focused on identifying additional opportunities for cost reductions, beyond what has already been announced. In our view, the appropriate benchmark for Calgon's EBITDA margins is the performance of Norit N.V. ("Norit"), Calgon's closest competitor, prior to early 2012, when the deterioration of the air purification end market caused a substantial reduction in utilized capacity and undermined Norit's profitability.

We estimate that until H1 2012, Norit was operating at approximately 23% EBITDA margins. That compares to Calgon's Q2 2013 LTM EBITDA margin of approximately 15% and its Q2 2013 EBITDA margin of 19.6%, which benefited from positive non-recurring factors and is expected to return to lower levels in the coming quarters. While we expect that the completion of Calgon's Phase I-III cost reduction plan will improve full year consolidated EBITDA margins to between 18% and 20% at current revenue levels, we believe that Calgon has the potential to meet or exceed Norit's 23% peak EBITDA margins. In fact, we believe these assumptions are conservative, especially since Norit's revenue is substantially below Calgon's and therefore does not enjoy the same fixed-cost leverage. In addition, we also believe that Norit is an appropriate benchmark because its capacity utilization levels at that time were similar to Calgon's today. Unlike Norit, Calgon has consistently operated at high capacity utilization over the last five years and is expected to continue to operate at these levels because its primary end markets enjoy regulatory tailwinds and demand-supply dynamics that are not likely to change materially in the foreseeable future.

Our independent analysis of Calgon's gross margin potential and SG&A costs support the comparison to Norit, indicating that Calgon could sustain 35%+ gross margins with 10-12% operating expenses (excluding depreciation and amortization), resulting in EBITDA margins between 23% and 25%. At current revenue levels, EBITDA would be approximately $135-$140 million, implying a pro-forma multiple of approximately 8x, which represents a material discount to peers[1] with lower quality businesses that currently trade at an average of 11x EBITDA.

Capital Allocation and Capital Structure

Given the significant opportunity to further improve profitability and an under-levered balance sheet, we believe that this is an opportune time to announce a large stock repurchase. While the previously implemented $50 million Accelerated Share Repurchase ("ASR") was a good first step, we believe that there is a far bigger and timely opportunity to return capital to Calgon's shareholders.

Historically, Calgon has demonstrated a poor track record of capital allocation. Over the last five years, while Calgon achieved cumulative net income of approximately $159 million, the Company generated minimal free cash flow due in large part to its substantial investment in growth capex. After spending approximately $170 million on growth capex over that period, EBITDA has only improved by $12 million. We believe that this failure to generate appropriate returns on its investments has weighed on Calgon's stock price. Therefore, despite the recent operational improvements, we believe that Calgon will only be able to achieve maximum value for its shareholders once it demonstrates a meaningful and firm commitment to shareholders to further improve

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[1] CCC 2012 Proxy Peer Group: ACO , AP, BMI, GTLS, EXP, ESE, GGG, HWKN, HAYN, IIVI, IPHS, INN, LDL, MATW, NWPX, PPO, KWR, RBN, RTI , and SXI

capital allocation and free cash flow generation. Likewise, we believe initiating a large acquisition or significant growth capital expenditure project now in lieu of returning a significant amount of capital to shareholders, while the Company still has meaningful progress to make on improving its operations, would only exacerbate the serious concerns that Calgon's shareholders have about the Company's ability to allocate capital effectively.

In our opinion, a substantial increase in value for Calgon shareholders could be realized, even absent any material revenue growth, through a return of capital to shareholders paired with improved operating results. Calgon's activated carbon division has a remarkably resilient business model sustained by regulatory tailwinds, good long-term contracts with customers, and a unique competitive position driven by its strength in the marketplace for U.S. granular activated carbon manufacturing, reactivation, and distribution. There is no reason that a moderately growing but high cash flow generative business like Calgon should not be able to achieve attractive shareholder returns when appropriately capitalized. Given Calgon's ability to significantly improve operating margins, its limited maintenance capex needs, and an almost debt-free balance sheet, we believe that Calgon should act now to implement a substantial share repurchase.

At 0.3x Net Debt/Fwd EBITDA, we believe that Calgon is under-levered and overcapitalized. Norit, which has a more volatile business than Calgon because of its larger exposure to air purification markets, had over 4.4x Net Debt/EBITDA immediately prior to the announcement of its acquisition by Cabot Corporation in June 2012. In fact, we believe Norit is a lower quality borrower than Calgon because of the less diversified customer base, commoditized products that are easy to substitute, and the lack of reactivation capacity, which incentivize customers to stay with their current activated carbon supplier. We believe Calgon should use available funds and borrowings to repurchase $150-$200 million of its currently undervalued stock as soon as possible through a Dutch tender offer and subsequent open market purchases. We consider both of those options to be more efficient ways to return capital to shareholders than any type of ASR, which prevents the Company from making purchases of stock outside of the program even if prices are attractive. As an example, in the recently completed ASR, Calgon only repurchased approximately three million shares over a 10-month period despite the fact that the total volume of Calgon shares that traded over that period was over 71 million shares.

Pro forma for a $150-$200 million share buyback and assuming no other cost cuts beyond those implemented to date, Calgon would have a conservative Net Debt/EBITDA of 1.3-1.8x while retaining over $100 million in available debt capacity and a solid investment grade rating sustained by $70-$80 million in free cash flow (based on maintenance capex of $15 million). We also note that investment grade corporate debt yields are still approximately 80-90 bps below the level at which Calgon amended its credit facility in November 2011, which makes this an ideal time to refinance and expand Calgon's U.S. credit facility at low interest rates.

Our analysis regarding the aforementioned repurchase excludes additional sources of cash from the potential monetization of non-core assets, including Calgon's Ballast

Water/equipment business. While we recognize the success of the initial investment in Ballast Water, this business remains outside of Calgon's core competency and its growth remains elusive, failing to generate an appropriate ongoing return on capital invested in this division.

Corporate Structure

In addition to instituting a large share buyback, we also believe that Calgon has a unique opportunity to improve the tax efficiency of its corporate structure by listing its U.S. activated carbon assets, which produce the vast majority of the Company's taxable income, in a publicly traded Master Limited Partnership ("MLP") while retaining ownership of the General Partner ("GP") and a large interest in the MLP. Utilizing an MLP would remove a layer of taxes, thereby saving or deferring substantial amounts of taxes on the income produced by the MLP assets and increasing cash flow to unitholders. While most MLPs "wrap" Oil and Gas related assets, we believe Calgon's activated carbon assets fit neatly within the definition of "qualified income" eligible for an MLP. I.R.C. §7704 (d) includes in "qualified income" eligible for an MLP income and gains derived from the exploration, development, mining or *production*, *processing*, refining, *transportation*, or the *marketing of any mineral or natural resource* (emphasis added) or industrial source carbon dioxide, or the transportation or storage of certain alternative fuels. Our views are corroborated by preliminary analysis by law firms that have worked on over 50% of the currently listed MLPs in the aggregate, and a series of favorable IRS Private Letter Rulings.

Not only do we believe that Calgon's activated carbon assets would produce qualified income, but we also believe they would make Calgon a much higher quality MLP than many of the recently listed "non-traditional" MLPs. While many of the recently listed MLPs consist of commodity-based and highly cyclical assets, Calgon's activated carbon assets generate recurring cash flows and have stable gross margins, limited maintenance capex requirements and multi-year customer contracts. We believe these attributes would result in a premium valuation as compared with other non-traditional MLPs. The MLP structure would also increase the net present value of investments because of the corporate income tax savings on capital projects. Further, the MLP valuation premium would also lower the cost of equity issuance, should the Company, in the future, be required to fund a large capital expenditure program.

In the analysis below, we detail why we believe that, even at what we consider conservative yields for a C-Corp GP, listing Calgon's activated carbon assets in an MLP would create material value for Calgon's shareholders. This analysis assumes that 20% of the MLP is offered in an initial public offering ("IPO").[2]

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[2] Reflecting a 10% yield as IPO discount.

Calgon Activated Carbon GP-LP structure (20% MLP IPO) *$ in millions*

	Calgon C-Corporation (currently listed vehicle) (7)	Activated Carbon MLP	CCC GP owning 80% of the Activated Carbon MLP	CCC GP owning 80% of the Activated Carbon MLP
Revenue Activated Carbon Business	500	500	400	400
EBITDA	125	125	100	100
EBITDA Margin (1)(4)	*25%*	*25%*	*25%*	*25%*
Less: Net Interest Expense	(1)	(1)	(1)	(1)
D&A	(28)	(28)	(22)	(22)
Profit Before Tax	**96**	**96**	**77**	**77**
Income Taxes				
C-Corp Income (@ 38%)	(36)	-	-	-
Tax on distribution received from MLP (@38%)(2)	-	-	(5)	(5)
Less: Non U.S. Assets tax leakage (3)	-	(8)	(6)	(6)
MLP Income Tax	-	-	-	-
Total Taxes	**(36)**	**(8)**	**(11)**	**(11)**
Distributable Cash Flow				
EBITDA	125	125	100	100
Less: Interest Expense	(1)	(1)	(1)	(1)
Less: Taxes	(36)	(8)	(11)	(11)
Less Maintenance Capex (5)	(15)	(15)	(12)	(12)
Free Cash Flow/Distributable Cash Flow	**73**	**101**	**76**	**76**
Plus: Net After-Tax IPO Proceeds			162	162
Plus: Equipment Business/Ballast Water (6)	70	**-**	70	70
Free cash Flow/Distributable Cash Flow Yield	*7.0%*	*7.0%*	*7.0%*	*6.0%*
Market Cap	**1,106**	**1,449**	**1,321**	**1,503**
EV/EBITDA	*9x*	*12x*		

Value Creation for Calgon shareholders ($ in millions)			215	397
Per fully diluted share (assumes no buyback)			$3.91	$7.21

Notes:

(1) Assumes 80% of remaining $15m Phase II-III cost cuts are in the Activated Carbon division

(2) Typically 80% of the distributions to unithoders are tax deferred

(3) Assumes approximately $20 million of foreign taxable income

(4) Assumes tax on IPO gains fully paid at the moment of listing

(5) As per company guidance

(6) Assumes 1x sales

(7) CCC Market Cap as of 10/28/2013

As shown in the table above, even assuming no change in the current free cash flow yield of 7%, the value creation for Calgon C-Corp GP's shareholders under an MLP structure would be over $200 million thanks to estimated tax savings of approximately $30 million at the MLP level, and the expected deferral of a substantial part of taxes on distributions received from the MLP by the C-Corp GP. Further, based on our benchmarking analysis, we would expect that the distributable cash flow yield of the C-Corp GP under an MLP structure would be lower than the current C-Corp free cash flow yield. In the latter case, as shown, the value creation for Calgon's shareholders would be approximately $400 million.

We also note that the above analysis assumes a steady state valuation for Calgon's Ballast Water/equipment business. The uncertain timing and magnitude of the Ballast Water opportunity has led us to take a conservative position by assuming no meaningful growth. In the event such growth materializes, it could create additional value for Calgon GP shareholders.

We appreciate the dialogue we have had with you regarding the MLP option. We recognize that you may be skeptical of the MLP listing, but we strongly encourage the Board to take a serious look at this opportunity. We strongly believe this would be a positive event for shareholders and would still provide management and the Board with the flexibility needed to continue to run the business. We would be happy to discuss our views in detail and to make introductions to experts in this area as appropriate.

****

While Calgon's recent improvement in operating income and recent return of $50 million to shareholders through its completed ASR represent steps in the right direction, we believe a substantial opportunity to improve value at Calgon still exists. We encourage you and the Board to seriously consider and implement the alternatives proposed in this letter. As one of Calgon's largest shareholders, we have a vested interest in seeing the Company take advantage of any and all opportunities to create value for the benefit of all shareholders. We look forward to seeing you, your team and our fellow shareholders at the analyst meeting and are available to discuss the contents of this letter and enclosed detailed presentation at your convenience.

Best Regards,



Jeffrey C. Smith
Managing Member
Starboard Value LP



Creating Value at

Calgon Carbon Corporation

November 4, 2013

Overview of Starboard Value LP

- Starboard Value LP is a deep value oriented investment firm investing in underperforming companies and opportunities to pursue alternative strategies to unlock value for the benefit of all shareholders

  - Our approach to investment research begins with a deep fundamental understanding of a company's businesses, end markets, and competitive positioning

  - We compile information from a variety of publicly available sources, including our own primary research, company filings, and interviews with industry executives, consultants, customers, partners, competitors, and other investors

  - We evaluate each company with an open mind and welcome constructive discussions with management regarding corporate strategy and their vision for the future

- Starboard has been actively investing in public companies for over ten years

  - We generate returns through an increase in shareholder value at our portfolio companies

  - Our interests are therefore directly aligned with those of all shareholders

Our Involvement in Calgon

- We invested in Calgon Carbon Corporation (the "Company" or "Calgon") in November 2012 because we believed that the Company was substantially undervalued and that there were multiple opportunities within the control of management and the Company's Board of Directors (the "Board") to substantially improve value for shareholders

- We met with Calgon in December 2012 and January 2013, to share our detailed research with management, and inform them that the Company:

  – Could materially improve EBITDA margins to 23-25% on a consolidated basis

  – Was substantially underlevered and that a unique opportunity existed to repurchase a large number of undervalued shares

  – Could create substantial value by moving the activated carbon assets into a Master Limited Partnership

- In March 2013, we reached an agreement with Calgon to add Louis Massimo and Donald Templin to the Board

- Since then, Calgon has:

  – Progressed on margin improvement efforts, but not yet achieved what we believe to be its full profitability potential

  – Concluded that an MLP "would not be of any value added at this time'

  – Not yet returned additional capital to shareholders beyond the November 2012 $50 million Accelerated Share Repurchase ("ASR")

Ahead of this week's analyst meeting, we have updated the research we shared with the Company and made it public to encourage dialogue among shareholders, analysts, and the Company on the options readily available to create additional value

STARBOARD VALUE℠

Creating Value For Calgon Shareholders

We still believe there is substantial value to be created for shareholders

1) Margin Opportunity

- Margin improvement to 23-25% EBITDA margin

- Extension of current cost cutting initiatives

- Selling General & Administrative expense (SG&A) optimization

- Monetization of non-core businesses

2) Leverage Increase

- Refinance and draw additional debt

- Target Net Debt/EBITDA of 1.5-2.0x

- Return $150-$200 million of capital to shareholders via Dutch tender offer and follow on open market purchase

- Ongoing share buyback with free cash flow and proceeds from debt issuance to maintain leverage target

3) Structure Master Limited Partnership ("MLP")

- IPO of 20% of the activated carbon business in an MLP

- GP-LP structure leaving Calgon management with full control of the activated carbon business

- Initiation of ongoing distributions to MLP and Calgon investors via dividend and/or buybacks

Calgon's Margin Opportunity

2009-Q1 2012: Calgon and Activated Carbon: A Growth Story

Until the announcement of Phase I cost cuts in Q1 2012, Calgon's revenue growth had outpaced its peer group[2]

Calgon 2012 Proxy Peer Group LTM Sales [1] [2] *$ in millions*

	2009 FY	2010 FY	2011 FY	Q1 2012	2009-Q1 2012
AMCOL International Corp	703	841	944	1,685	*140%*
Ampco-Pittsburgh Corp	299	327	345	304	*2%*
Badger Meter Inc	250	277	263	289	*15%*
Chart Industries Inc	597	555	795	887	*48%*
Eagle Materials Inc	468	462	495	529	*13%*
ESCO Technologies Inc	619	607	694	694	*12%*
Graco Inc	579	744	895	945	*63%*
Hawkins Inc	257	298	344	345	*34%*
Haynes International Inc	439	382	543	585	*33%*
II-VI Inc	345	503	535	535	*55%*
Innophos Holdings Inc	667	714	810	854	*28%*
Lindsay Corp	358	479	551	540	*51%*
Lydall Inc	249	316	384	379	*52%*
Matthews International Corp	781	822	899	914	*17%*
Northwest Pipe Co	279	387	512	542	*95%*
Polypore International Inc	517	617	763	751	*45%*
Quaker Chemical Corp	451	544	683	710	*57%*
National Oilwell Varco Inc	640	478	821	821	*28%*
RTI International Metals Inc	408	432	530	563	*38%*
Standex International Corp	578	581	635	627	*8%*
Median 2012 Proxy Peer Group sales	**460**	**491**	**593**	**606**	***36%***
Calgon	**398**	**479**	**541**	**554**	***39%***

Notes:
(1) Source: Bloomberg, Capital IQ, Company SEC filings
(2) In contrast with many peers group companies, Calgon has not undertaken any material acquisition in the period considered

Starboard Value SM

2009-Q1 2012: Profitability Underperformance

However, Calgon's EBITDA growth had lagged its peer group

Calgon 2012 Proxy Peer Group LTM EBITDA					$ in millions
	2009 FY	**2010 FY**	**2011 FY**	**Q1 2012**	**2009-Q1 2012 Change**
AMCOL International Corp	89	106	128	209	*134%*
Ampco-Pittsburgh Corp	57	53	47	28	*-50%*
Badger Meter Inc	50	53	37	42	*-17%*
Chart Industries Inc	117	73	119	144	*23%*
Eagle Materials Inc	87	68	71	90	*3%*
ESCO Technologies Inc	105	99	98	86	*-18%*
Graco Inc	110	187	252	248	*126%*
Hawkins Inc	45	39	44	41	*-9%*
Haynes International Inc	(5)	27	61	80	*nm*
II-VI Inc	73	127	107	107	*47%*
Innophos Holdings Inc	178	145	181	172	*-3%*
Lindsay Corp	49	68	78	75	*54%*
Lydall Inc	(2)	15	29	30	*nm*
Matthews International Corp	131	144	146	141	*7%*
Northwest Pipe Co	(1)	14	47	50	*nm*
Polypore International Inc	147	180	241	230	*57%*
Quaker Chemical Corp	39	64	72	77	*99%*
National Oilwell Varco Inc	91	63	165	165	*82%*
RTI International Metals Inc	11	31	49	56	*389%*
Standex International Corp	59	67	75	72	*23%*
Median 2012 Proxy Peer Group EBITDA	**66**	**68**	**76**	**83**	**23%**
Calgon EBITDA	**72**	**80**	**81**	**81**	*13%*

> **2009-Q1 2012:**
> **Peer Group EBITDA +23%**
> **Calgon EBITDA +13%**

Despite higher revenue growth, Calgon's EBITDA growth trailed its peer group

STARBOARD VALUE

Source: Bloomberg and Capital IQ

2013-Onwards: Potential to Further Improve Profitability

Despite 39% growth in revenues, substantial growth in SG&A coupled with declining margins from excessive SKUs and other manufacturing inefficiencies drove EBITDA margin down from 18% to 15%

Calgon [1][2] ***($ in millions)***

	2009	2010	2011	LTM Q1 2012
Net Sales	398	479	541	554
Cost of products sold	267	317	364	375
Gross Profit	145	165	177	179
Gross Profit Margin	***36%***	***35%***	***33%***	***30%***
Depreciation and amortization	18	22	24	25
Selling, general and administrative expenses (ex D&A)	68	78	88	87
SG&A as % of sales	***17%***	***16%***	***16%***	***15%***
Research and development expenses	5	8	8	9
Total operating expenses	92	107	120	121
EBIT	**53**	**58**	**57**	**57**
EBIT Margin	*13%*	*12%*	*11%*	*9%*
Plus: D&A	18	22	24	25.3
EBITDA	72	80	81	83
EBITDA Margin	***18%***	***17%***	***15%***	***15%***

2009-LTM 1Q2012:
Sales +39%
EBITDA Margin (3)%

FY 2009 EBITDA margin: 18%
Q1 LTM 2012 EBITDA margin: 15%

Despite recent quarterly improvements, Calgon still has room to expand EBITDA margin

Notes:
(1) Source: Company SEC Filings, Bloomberg, Capital IQ
(2) Excludes litigation, contingencies, restructuring costs, AST Sale

STARBOARD VALUE℠

2009-Q1 2012: Dramatic Stock Underperformance

This reduction in profit margin resulted in Calgon's stock price underperforming both the Russell 2000 and its peer group



3-Year Calgon Stock Price Chart

Legend: CCC — Russell 2000 Index — 2012 Proxy Peer Group

Notes:
(1) Total returns include dividends
(2) Source: Bloomberg and Capital IQ
(3) Calgon 2012 Proxy Peer Group: ACO , AP, BMI, GTLS, EXP, ESE, GGG, HWKN, HAYN, IIVI, IPHS, INN, LDL, MATW, NWPX, PPO, KWR, RBN, RTI , and SXI

STARBOARD VALUE

Calgon's Cost Reduction Plan

Calgon's plan to reduce costs by $30 million is a step in the right direction

Initiative	Amount of savings	Announcement date	Completed as of today
Phase I	$10 million	May 2012	100%
Phase II	$10 million	November 2012	20-40%
Phase III	$10 million	February 2013	0%

STARBOARD VALUE℠

Source: Company SEC Flings, Bloomberg, Capital IQ, Starboard Estimates

Phase I Implementation-Today: Cost Cuts and Buyback Create Value

Since the start of implementation of Phase I and II cost cuts, Calgon has materially outperformed its peer group and the Russell 2000

One-Year CCC Stock Price Chart (1)(2)(3)



45%
35%
25%
15%
5%
-5%
Dec-12
Jan-13
Feb-13
Mar-13
Apr-13
May-13
Jun-13
Jul-13
Aug-13
Sep-13
CCC
Russell 2000 Index
2012 Proxy Peer Group

The recent stock appreciation has reduced the gap between price and intrinsic value…

Notes:
(1) Total returns include dividends
(2) Source: Bloomberg and Capital IQ
(3) Calgon 2012 Proxy Peer Group: ACO , AP, BMI, GTLS, EXP, ESE, GGG, HWKN, HAYN, IIVI, IPHS, INN, LDL, MATW, NWPX, PPO, KWR, RBN, RTI , and SXI

STARBOARD VALUE

Over the longer term Calgon still lags both its peers and the Russell 2000

Five-Year CCC Stock Price Chart (1)(2)(3)


170%
120%
70%
20%
-30%
Mar-09
Jun-09
Sep-09
Dec-09
Mar-10
Jun-10
Sep-10
Dec-10
Mar-11
Jun-11
Sep-11
Dec-
CCC
Russell 2000 Index
2012 Proxy Peer Group

…but Calgon can do much more

Notes:
(1) Total returns include dividends.
(2) Source: Bloomberg and Capital IQ
(3) Calgon 2012 Proxy Peer Group: ACO , AP, BMI, GTLS, EXP, ESE, GGG, HWKN, HAYN, IIVI, IPHS, INN, LDL, MATW, NWPX, PPO, KWR, RBN, RTI , and SXI.

2013-Onwards: Potential to Further Improve Profitability

Despite recent and expected improvements, there is substantially more room to go

Calgon (1)(2) *($ in million)*

	2009	2010	2011	2012	2013 Consensus	2014 Consensus
Net Sales	398	479	541	562	559	612
YoY Growth	*2%*	*20%*	*13%*	*4%*	*(1)%*	*9%*
Cost of products sold	267	317	364	392	375	404
Gross Profit	145	165	177	170	184	208
Gross Profit Margin	***36%***	***35%***	***33%***	***30%***	***33%***	***34%***
Depreciation and amortization	18	22	24	26	27	28
Selling, general and administrative expenses (Excl. D&A)	68	78	88	85	76	84
SG&A as % of sales	***17%***	***16%***	***16%***	***15%***	***14%***	***14%***
Research and development expenses	5	8	8	8	7	7
Total operating expenses	92	107	120	120	110	119
EBIT	**53**	**58**	**57**	**50**	**75**	**89**
EBIT Margin	*13%*	*12%*	*11%*	*9%*	*13%*	*15%*
Plus: D&A	18	22	24	26	27	28
EBITDA	72	80	81	77	102	117
EBITDA Margin	***18%***	***17%***	***15%***	***14%***	***18%***	***19%***

Similar EBITDA Margin to 2009

Announced cost reduction only brings the Company back to 2009 EBITDA levels despite revenue growth of 40-50%

Notes:
(1) Source: Company SEC Filings, Bloomberg, Capital IQ
(2) Excludes litigation, contingencies, restructuring costs, AST Sale

Starboard Value
13

A Comparison to Norit NV

Despite its recent challenges, Norit NV ("Norit") remains an appropriate cost structure benchmark for Calgon

Similar to Calgon, Norit:

- Uses substantially similar technologies to produce activated carbon products

- Prior to its acquisition by Cabot in June 2012, Norit was operating at high capacity utilization levels because of strong end markets (mostly air purification), which allowed it to fully exploit operating leverage

However, Calgon has advantages over Norit:

- Calgon has been operating for a long time at nearly 100% capacity utilization because of regulatory tailwinds, solid competitive position, and product diversification

- No other U.S. granular activated carbon manufacturer other than Calgon is able to produce or distribute the same amount of activated carbon for water purification

- Calgon uses reactivation to incentivize customers to enter multi-year contracts

- Calgon employs less capital per unit of product sold as it outsources a material portion of its activated carbon production

- <u>These advantages are not likely to change materially in the foreseeable future</u>

We believe Norit's historical performance constitutes an appropriate profitability benchmark for Calgon because, with the exception of end markets, there are no structural differences preventing Calgon from achieving EBITDA margins similar to or higher than Norit's peak margins

Norit NV – A Glimpse of Calgon's Profitability Potential

Less diversified products and end markets and a lower sales level, Norit historically had higher margins than Calgon despite

Norit Financials [1][2]				($ in millions)
	2008	**2009**	**2010**	**2011**
Net Sales	281	304	330	360
YoY Growth	*21%*	*8%*	*8%*	*9%*
Cost of products sold	196	199	215	232
Gross Profit	85	105	115	129
Gross Profit Margin	***30%***	***35%***	***35%***	***36%***
Depreciation and amortization	35	31	28	33
Selling, general and administrative expense (3)	32	37	44	43
SG&A as % of sales	***11%***	***12%***	***13%***	***12%***
Research and development expense	2	2	3	3
Total operating expenses	69	70	75	78
EBIT (2)	**16**	**35**	**40**	**51**
EBIT Margin	*6%*	*11%*	*12%*	*14%*
Plus: D&A	35	31	28	33
EBITDA	51	66	68	83
EBITDA Margin	***18%***	***22%***	***20%***	***23%***
Calgon Gross Margin	*34%*	*36%*	*35%*	*33%*
Calgon EBITDA Margin	*17%*	*18%*	*17%*	*15%*
Gross Margin out/(under)performance (bps)	***406***	***192***	***(27)***	***(303)***
EBITDA Margin out/(under)performance (bps)	***(140)***	***(373)***	***(369)***	***(811)***

Historical EBITDA margin differential: ~800-1,000bps[4]

Until early 2012, Calgon's profitability had consistently trailed Norit's

Notes:
(1) Source: Norit F-1 Registration Statement filed with the SEC March 19, 2012
(2) Excludes extraordinary and non recurring items
(3) SG&A expenses adjusted for public company costs

STARBOARD VALUE℠

15

EBITDA Margin Improvement Potential

While the announced Phase I-III cost cuts are a step in the right direction, we believe there are further opportunities to improve EBITDA margins through cost reductions

Norit [1][2][3]	$ in millions
	2011
Net Sales	360
Cost of goods sold	232
Gross Profit Before D&A	129
Gross Profit Margin	*36%*
Depreciation and amortization	33
Research and development expense	3
Other Opex	43
Total operating expenses excl. D&A	45
SG&A as % of sales	*13%*
EBIT [2]	**51**
EBIT Margin	*14%*
Plus: D&A	33
EBITDA	83
EBITDA Margin	*23%*

Calgon [2]	$ in millions
	LTM Q2 2013
Net Sales	553
Cost of products sold	383
Gross Profit Before D&A	170
Gross Profit Margin	*31%*
Depreciation and amortization	27
Research and development expenses	7
Other Opex	80
Total operating expenses excl. D&A	86
SG&A as % of sales	*16%*
EBIT	**56**
EBIT Margin	*10%*
Plus: D&A	27
EBITDA	84
EBITDA Margin	*15%*

Approximately 100% higher SG&A vs. 50% higher Sales

We believe there are no structural impediments preventing Calgon from achieving 23-25% EBITDA margins at current revenue levels

Notes:
(1) Source: Company SEC Filings, Bloomberg, Capital IQ, Norit F-1 Registration Statement filed with the SEC March 19, 2012
(2) Excludes litigation, contingencies, restructuring costs, AST Sale
(3) SG&A adjusted for public company costs

STARBOARD VALUE

EBITDA Margin Improvement: A Roadmap to Value

We believe at least $20 million of additional cost cutting opportunities exist above the already announced Phase I-III cost reductions, with further opex leverage expected as sales grow



Calgon EBITDA[1][3]   *$ in millions*

EV/FY 2014 Pro-Forma
EBITDA 8.0x
Peer group[2]: >11x EBITDA

135-140

EV/FY13
EBITDA 10.7x

101

EV/FY2012
EBITDA 14x

76

2012 Adjusted EBITDA   2013 Consensus EBITDA   2014 Pro Forma EBITDA

**Calgon is undervalued on a pro-forma basis, enabling the Company
to create substantial value through a share buyback**

Notes:
(1) Source: Bloomberg and Capital IQ
(2) CCC 2012 Proxy Peer Group: ACO , AP, BMI, GTLS, EXP, ESE, GGG, HWKN, HAYN, IIVI, IPHS, INN, LDL, MATW, NWPX, PPO, KWR, RBN, RTI , and SXI
(3) Excludes litigation, contingencies, restructuring costs, AST Sale

STARBOARD VALUE℠

Unlocking Calgon's Value: Leveraged Recapitalization

Calgon's Record of Capital Allocation

Calgon's capital allocation has been poor

Calgon Operating Statistics						$ in millions
	2009	**2010**	**2011**	**2012**	**H1 2013**	**2009 - H1 2013**
Net Income	39	35	39	23	23	159
Capital Returned	-	-	-	50	-	50
Cash from Operations	79	34	53	73	18	256
Total Capex	(54)	(44)	(70)	(59)	(14)	(240)
Free Cash Flow (CFO - total capex)	25	(11)	(17)	14	4	16
Total Capex	(54)	(44)	(70)	(59)	(14)	(240)
Plus: Maintenance Capex	15	15	15	15	8	68
Growth Capex	**(39)**	**(29)**	**(55)**	**(44)**	**(6)**	**(172)**
LTM EBITDA	72	80	81	77	84	

2009-Q2 2013 Cumulative Growth Capex: $172 million
2009-H1 2013 LTM EBITDA Change: $12 million

Despite spending approximately $170 million of growth capex over the last four and half years Calgon's EBITDA has only improved by approximately $12 million

STARBOARD VALUE

(1) Source: Bloomberg and Capital IQ

Calgon's Capital Allocation Choices

Strategic Growth Capex Initiatives vs. Return of Capital: Before embarking upon "Strategic Capex Initiatives", Calgon needs to regain investors' trust by committing to a significant, multi-year return of capital

Calgon Capital Return Capacity		*$ in millions*
	2014-2017	
	Low	**High**
FFO (No growth, Phase I-III cost cuts only)	320	360
Less: Maintenance Capex	(60)	(80)
Free Cash Flow, net of Maintenance Capex	**260**	**280**
Debt Capacity	200	300
Additional Cash flow from Ballast Water/Mercury growth	-	-
Growth Capex	(100)	(150)
Capital available for return to shareholders	**360**	**430**
Buyback suggested by Starboard	**150**	**200**
Buyback as % of cash available for distribution	*42%*	*47%*

An immediate $150-$200 million return of capital is feasible and sustainable

Calgon's Business Is Less Volatile Than Peers

Calgon 2012 Proxy Peer Group Sales						$ in millions
	2008 FY	2009 FY	2010 FY	2011 FY	2012 FY	Q2 2013 LTM
AMCOL International Corp	884	703	841	944	986	1,002
Ampco-Pittsburgh Corp	395	299	327	345	293	281
Badger Meter Inc	280	250	277	263	320	327
Chart Industries Inc	744	597	555	795	1,014	1,178
Eagle Materials Inc	599	468	462	495	643	804
ESCO Technologies Inc	614	619	607	694	688	621
Graco Inc	817	579	744	895	1,012	1,086
Hawkins Inc	284	257	298	344	350	354
Haynes International Inc	637	439	382	543	580	517
II-VI Inc	292	345	503	535	558	577
Innophos Holdings Inc	935	667	714	810	862	856
Lindsay Corp	336	358	479	551	691	691
Lydall Inc	306	249	316	384	379	385
Matthews International Corp	819	781	822	899	900	963
Northwest Pipe Co	451	279	387	512	525	509
Polypore International Inc	611	517	617	763	717	690
Quaker Chemical Corp	582	451	544	683	708	718
National Oilwell Varco Inc	787	640	478	821	1,035	1,055
RTI International Metals Inc	610	408	432	530	739	774
Standex International Corp	607	578	581	635	701	701
Median 2012 Proxy Peer Group sales	**608**	**460**	**491**	**593**	**696**	**696**
YoY Sales Growth		*(24)%*	*7%*	*21%*	*17%*	*0%*
Calgon	**390**	**398**	**479**	**541**	**562**	**553**
Calgon YoY Sales Growth		*2%*	*20%*	*13%*	*4%*	*(2)%*

Calgon's regulatory tailwinds, competitive position, and products make its business substantially more stable than other materials or chemical peers

STARBOARD VALUE

Notes:
(1) Source: Bloomberg, Company SEC Flings, Capital IQ

Leveraged Recap: Norit, an Appropriate Benchmark

Calgon has materially lower leverage than Norit had prior to its acquisition by Cabot in June 2012, despite more geographical and product diversification and additional recurring revenue provided by reactivation

Norit Leverage [1]	$ in millions
2011 Credit Facility	356
Fair value of interest rate swap	1
Bank overdrafts	7
Total Norit Net Debt at December 2011	**363**
Norit EBITDA	83
Norit External Debt/EBITDA at Cabot acquisition (1)	*4.4x*

Calgon Pro-Forma Leverage	$ in millions	
Calgon Net Debt (2)	35	35
Calgon 2013 Bloomberg Consensus EBITDA	101	101
Calgon Carbon Q2 2013	*0.3x*	*0.3x*
Debt/EBITDA Calgon vs. Norit	***(4.0x)***	***(4.0x)***
Plus: Calgon debt borrowed for leveraged recap	150	200
Pro-Forma Calgon Debt/2013 EBITDA, after leveraged recap (3)	*1.3x*	*1.8x*
Debt/EBITDA Calgon vs. Norit, after leveraged recap	*(2.7x)*	*(2.2x)*

$150-200m in additional leverage, ~15-20% of market cap

Pro Forma Calgon leverage materially below Norit

Calgon could borrow an additional $150-$200m while retaining substantial debt capacity, even before accounting for additional margin improvements. Even after the recapitalization, Calgon's leverage would be materially below the level of Norit's prior to its acquisition by Cabot

Notes:
(1) Source: Bloomberg, Capital IQ, Norit F-1 Registration Statement Filed with the SEC on March 19, 2012
(2) As of Q2 2013
(3) Assumes $50 million of free cash generation over the next 12 months

STARBOARD VALUE

Leveraged Recapitalization: Calgon's Expected Credit Profile

We believe a leveraged recapitalization would still leave Calgon with a conservative balance sheet

Standard & Poors Financial Risk Matrix [1]

	FFO/Debt %	Debt/EBITDA (3)	Debt/Capital %
Minimal	greater than 60	less than 1.5x	less than 25
Modest	45-60	1.5-2x	25-35
Intermediate	30-45	2-3x	35-45
Significant	20-30	3-4x	45-50
Aggressive	20-12	4-5x	50-60
Highly Leveraged	less than 12	greater than 5	greater than 60
CCC Pro-Forma 2014 Credit Metrics (2)(3)	**49**	**1.3x**	**33**

Standard & Poors Rating Matrix [1]

Business Risk	Financial Risk Profile					
	Minimal	Modest	Intermediate	Significant	Aggressive	Highly
Excellent	AAA/AA+	AA	A	A-	BBB	-
Strong	AA	A	A-	BBB	BB	BB-
Satisfactory	A-	BBB+	BBB	BB+	BB-	B+
Fair	-	BBB-	BB+	BB	BB-	B
Weak	-	-	BB	BB-	B+	B-
Vulnerable	-	-	-	B+	B	B- or below

We believe that the leveraged recapitalization would leave Calgon with a solid investment grade credit profile

Notes:
(1) Source: Standard & Poors, Rating Methodology: Business Risk/Financial Risk Matrix Expanded, 18-Sep-2012 and Bloomberg Consensus Estimates
(2) $101 million of EBITDA assumed as per Bloomberg 2013 consensus estimates
(3) Assumes $50 million of free cash generated over the next 12 months

STARBOARD VALUE

Leveraged Recap: Projected Debt Cost

When Calgon amended its credit facility in November 2011, corporate debt spreads were 240-260 bps above treasuries. Since then, U.S. Investment Grade corporate yields have declined by approximately 80-90 bps even after the recent increase in yields



US Corporates and Treasury Yields [1]

Nov. '11: Calgon increases credit facility from $95m to $125m

Iboxx BBB U.S. Corporates Yield —— 10-Year U.S. Treasury Bill Yield

We believe Calgon could refinance and increase its U.S. debt facility from $125 million to $250-$300 million at rates similar to its current debt

Notes:
(1) Source: Standard & Poor's, Bloomberg, Iboxx indexes, US Treasury

Leveraged Recapitalization: When is the Right Time?

Calgon has a unique opportunity to repurchase shares, creating substantial value for shareholders

- Calgon's shares remain undervalued while investors assess the effectiveness of the new management's initiatives and capital allocation policies

- Interest rates are near a historic low, which may not last, providing a timely opportunity to increase leverage

- As the newly announced cost cutting initiatives are implemented, Calgon's EBITDA will increase, causing an increase in stock price

- Repurchasing shares prior to completing the expected cost reductions will create the most value for shareholders

- Given Calgon's poor capital allocation track record, if the Company demonstrates a commitment to return capital to shareholders, we expect multiples relative to peers to increase over time

Calgon already lost precious time because its ASR prevented the Company from buying stock at will. The time to start repurchasing shares is <u>now</u>. The longer Calgon waits, the less value is created for shareholders

Unlocking Calgon's Value: Master Limited Partnership

STARBOARD VALUE

Master Limited Partnership ("MLP"): Basics

An increasingly common structure

- MLPs are partnerships, or limited liability companies ("LLC") that have chosen partnership taxation, and trade on a public exchange

- MLPs do not pay corporate tax as they are flow-through entities for tax purposes

- **There are no requirements on percentage, amount or frequency of distributions**

- Income eligible for an MLP includes:

    - Interest, dividends, and capital gains

    - Income from commodity investments

    - Income and capital gains from **natural resources activities,** including:

        - Exploration, development & production (E&P), Mining, Gathering and **Processing**

        - Refining and Compression

        - **Transportation** (pipeline, ship, **truck**)

        - Storage, **marketing, distribution,** excluding retail sales, except for propane

- Over $330bn in total market cap of listed MLPs in the United States

Source: National Association of Publicly Traded Partnerships

MLP: How it Works

MLPs ("GP-MLP") are limited partnerships that have:

- One or more General Partners ("GP") where the GP:
  - Manages the Partnership's assets
  - Generally has a 2% initial ownership stake in the partnership
  - Has Incentive Distribution Rights ("IDR"), which are rights to a bigger share of future cash flows depending on the size of the distributions to Limited Partners ("LPs")[(1)]
  - Can itself be listed (as a C Corporation or as another MLP)

- Thousands of LPs/Unitholders who:
  - Hold publicly traded units
  - Provide capital but have no voting rights
  - Receive recurring cash distributions

Source: National Association of Publicly Traded Partnerships
(1) See Appendix

STARBOARD VALUE℠

MLP: The Calgon MLP

The IRS has recently expanded the definition of 'natural resources activities' qualifying for an MLP

- Until 1987 there was no restriction on what types of income MLPs could earn
- In 1987 Congress created Section 7704 of the Tax Code, limiting partnership tax treatment to MLPs earning at least 90% of their income from specific sources, mostly "natural resources activities". Non-qualifying MLPs were grandfathered
- The interpretation of the "natural resources activities" included in Section 7704 has expanded through time with laws (e.g. Stabilization Act of 2008, P.L. 110-343) and numerous IRS Private Letter Rulings ("PLR"). Those relevant for Calgon are:
  - PLR 9712024, in which the IRS ruled that income from selling salt for street maintenance in bulk quantities to municipalities **was Qualifying Income**
  - PLR 200927002, in which the IRS ruled that income from selling asphalt in bulk quantities to federal, state and local governments and to commercial users for road construction, paving, roofing and other asphalt-related applications **was Qualifying Income**
- The key element the IRS will consider when vetting Calgon's activated carbon income eligibility will be the character of sales to end users (municipalities, private corporations, utilities). If Calgon's sales are considered "bulk sales", this is likely to make Calgon's activated carbon income Qualifying Income for MLP purposes
- Calgon would need to seek a favorable PLR blessing on the designation of its income from carbon activities as Qualifying Income

A preliminary opinion provided to Starboard by law firms with established MLP track record concluded that the IRS would rule in favor of a Calgon activated carbon MLP

Source: National Association of Publicly Traded Partnerships, Starboard Research

MLP: Example of GP-LP Structure

MLPs are a proven and tested way to unlock value



Calgon shareholders are currently here
GP Shareholders
Distributions from MLP
GP
(C- Corp or MLP)
The GP retains full control of the MLP
MLP Unitholders
20% LP interest
2% GP Initial Interest and 78% LP interest
Pre-Tax Distributions
MLP
(Natural Resources Activity)
Non qualifying business
(C-Corp)
The MLP can have overlapping board members with its GP

Source: National Association of Publicly Traded Partnerships, Starboard Research

MLP: Distributions

- **No legal requirements on amount, proportion of cash flow or frequency of distributions** [1]

  - Many MLPs have undertaken firm distribution growth policies despite wildly fluctuating income (e.g. Upstream MLPs and non-traditional cyclical MLP)

  - An increasing number of MLPs have variable distributions (e.g. NTI, ALDW, SDLP, TNH, RNF, UAN)

  - Some MLPs have distributed more than their distributable cash flow (e.g. EEP, NS, DPM, APU)

  - MLPs are valued on the basis of Distributable Cash Flow, *rather than just distributed cash flow,* yield growth and EBITDA multiples

  - Many MLPs execute follow on equity offerings when their cash needs exceed their cash generation abilities

- **MLP investors favor consistency in distributions, but may be willing to forgo current income for larger distributions growth in the future**

  - Growing distributions garner a higher multiple: yield has a strong inverse relationship to consensus distribution growth for a large sample of MLPs, with relationship having an R2 of ~70%

  - Most MLPs distribute most of their cash flows

  - Some MLPs actually distribute more than their EBITDA because they are able to distribute cash from other sources (balance sheet or debt) and they have successful track records in investing in accretive projects

  - A distribution cushion or excess cash gives flexibility to maintain set distributions policies. For examples PAA, ACMP, WES, HCLP all have distribution coverage above average (they distribute materially less than their cash flows) but retain high valuations in their MLP group because investors trust their capital allocation credentials

We believe Calgon should pay most of its "Distributable Cash Flow[2] until it gains the trust of investors for improving capital allocation policies

Notes:
(1) Source: FactSet, Credit Suisse, Starboard Estimates
(2) Distributable Cash Flow is defined as: EBITDA-Maintenance Capex+Net Non-Cash costs

STARBOARD VALUE

MLP: How Have They Performed?



5-Year Total Return [1]

Legend: Russell 2000 Index — Alerian MLP Index — S&P 500 Index

MLPs have materially outperformed stock indexes because of their income and tax advantages

Notes:
(1) Sources: Bloomberg, Capital IQ

MLP: How Does This Create Value?

Tax Savings and Deferral

- The activated carbon ("AC") business will not pay U.S. corporate tax, and its income will be taxed at the unitholder level
- Larger cash flows are available for reinvestment sooner, increasing NPV of capital projects
- The tax consequences of the contribution of the AC business into an MLP can be tax deferred over the asset life of the contributed assets, reducing NPV of tax liability(2)
- A significant portion of the distributions to the GP and unitholders are normally tax deferred

Return of Capital

- Calgon has not made any distribution to shareholders since 2005
  - The $50 million buyback is a step in the right direction, but it is non-recurring
  - MLP investors would highly value return of capital
- MLP cash flows can also be returned to the GP shareholders via repurchase and or dividends, in addition to MLP unitholders (e.g. XTXI, OKE, ENB, TRP)

Valuation

- Historically low interest rates have dramatically increased the value of yielding securities, including MLPs and REITs
- MLPs have been less volatile than REITs
- Both MLPs and REITs have retained high valuation despite the looming Federal Reserve tapering of Quantitative Easing
- Widening of investor universe: new MLP investors can get exposure to Calgon through its MLP, while existing investors can stay at the GP level without facing the complications of investing in a partnership (K-1s, additional tax forms, etc.)
- Lower cost of capital for future M&A for both the GP and MLP thanks to higher multiple for both the GP and MLP

Notes:
(1) Sources: Bloomberg, Capital IQ
(2) Legal advice provided to Starboard

MLP: The Calgon MLP, Unlike Any Existing MLP

An one-of-a-kind, non-traditional MLP

	Midstream MLP[1]	Upstream MLP[2]	Downstream MLP[3]	Calgon MLP
Revenue Stability	Yes, Long term contracts	No	No	**Yes, 1-3 year contracts**
Growth	Capex intensive, inflation	Capex Intensive	Capex Intensive	**Limited Capex, pricing**
Cyclicality/commodity risk	Low	High	High	**Low**
Input/Output price cyclicality	No	Yes	Yes, spread	**Very Limited, multi-year supply contracts**
Maintenance Capital Requirement	Low	High	High	**Low**
Leverage	3.5-5.2x EBITDA	2.6-4x EBITDA	0.5-2.5x EBITDA	**<2x EBITDA [4]**
Diversification of assets	Limited	Limited	Limited	**Yes**
Examples:	Gathering, Processing, Compression, Transportation, Storage	Oil and Gas Exploration & Production	Refining, Marketing, Distribution, other than propane	**None**
Importance for Customers/Market	Limited	Very Limited	Very Limited	**Critical**
Valuation	12.5-19x EBITDA	11-19x EBITDA	4.2-9.3x EBITDA	**13-15x EBITDA[5]**

Calgon's Activated Carbon business would be a uniquely attractive MLP

(1) Midstream MLPs: ACMP, AMID, APL, BKEP , BWP, BPL, ENGY.PK, CQP, GSJK, CPNO, XTEX, CMLP, DPM, DKL, EROC, EPB, EEP, ETP, ETE, EPD, EQM, EXLP, GEL, HEP, NRGY, NRGM, KMP, MMP, MWE, MMLP, MPLX, NKA, NS, NSH, OILT, OKS, PNG, PVR, PAA, KGS, RGP, RRMS, SXE, SEP, SMLP, SXL, NGLS, TCP,TLLP, TLP, WGP, WES, WPZ
(2) Upstream MLPs: ATLS, ARP, BBEP, CEP, DMLP, EVEP, LGCY, LINE, LRE, MEMP, MCEP, PSE, QRE, SDLP, VNR
(3) Downstream MLPs: GLP, ALDW, CLMT, NTI, SUSP, LGP, PDH, SGU
(4) Assuming $150 million share repurchase funded by debt
(5) Starboard Estimates

34

The Calgon MLP: An Indicative Structure

An easy to implement and commonly appreciated structure



Current Structure, post leveraged recap

Calgon Shareholders
NO Current Distributions
$150-$200m debt
Calgon NYSE:CCC
100%
100%
Activated Carbon
Equipment/ Consumer Business

Proposed MLP Structure

Calgon shareholders are currently here
CCC Shareholders
Post tax/Tax deferred distributions from MLPs to be used for buyback/dividends to shareholders
Calgon GP NYSE:CCC
The GP Retains full control of the MLP
CCLP Unitholders (LPs)
2% GP Interest and 78% LP interest
20% LP interest
Pre-tax/tax deferred Distributions
Proceeds to repay GP debt(1)
Equipment/Ballast Water Consumer Business
Activated Carbon MLP
$150-$200m debt issued to repay GP Debt used for repurchase(1)

MLP: What's in it for Calgon and its Shareholders?

- An MLP provides a valuation boost to the C Corp GP because of the tax deferral on the MLP distribution to its GP

- The GP would have a higher valued currency for stock acquisitions of other C Corporations

- An MLP lowers the cost of capital of the MLP for additional follow on equity offerings by the MLP or GP that can be used for

    - Acquisitions of other MLPs

    - Large capital expenditure projects

- An MLP increases the NPV of capital projects because MLPs avoid corporate taxation on U.S. qualified income

- Over time, an MLP accrues additional value to the GP (the currently listed Calgon) because of the higher percentage of cash flows that the GP would receive thanks to Incentive Distribution Rights (higher splits)

    - This provides more exposure to the future growth of the activated carbon MLP

- Significant value creation for Calgon C Corp GP's shareholders thanks to estimated tax savings of approximately $30 million at the MLP level, and the expected deferral of a substantial part of taxes on distributions received from the MLP by the C Corp GP

Numerous benefits and material value creation for Calgon and its shareholders

STARBOARD VALUE℠

MLP: Valuation

We believe the Calgon MLP should trade between 13x and 15x EV/EBITDA

Selected U.S. traded MLP[1][2]

	Sector	Current Yield	Price to Distributabel Cash Flow			EV/EBITDA		
			2012A	2013E	2014E	2012A	2013E	2014E
Boardwalk Pipeline Partners, LP	Natural Gas Transportation	6.9%	12.0x	14.4x	14.2x	12.2x	14.1x	13.3x
El Paso Pipeline Partners, LP	Natural Gas Transportation	6.1%	12.6x	14.6x	14.2x	11.2x	11.4x	10.7x
EQT Midstream Partners, LP	Natural Gas Transportation	6.9%	17.8x	21.0x	20.5x	13.0x	14.0x	9.8x
Spectra Energy Partners, LP	Natural Gas Transportation	4.5%	15.4x	21.8x	18.4x	12.6x	14.8x	3.9x
Tallgrass Energy Partners, LP	Natural Gas Transportation	5.5%	-	10.7x	9.4x	-	17.3x	12.7x
Williams Partners, LP	Natural Gas Transportation	4.6%	17.5x	15.8x	13.3x	10.7x	13.5x	10.9x
Enbridge Energy Partners, LP	Crude & Refined Products Transportation	0.0%	17.3x	R	R	12.9x	R	R
Magellan Midstream Partners , LP	Crude & Refined Products Transportation	5.9%	15.2x	20.7x	18.3x	15.9x	18.8x	16.9x
NuStar Energy, LP	Crude & Refined Products Transportation	6.4%	22.1x	14.1x	12.3x	14.0x	13.4x	10.9x
Plains All American Pipeline, LP	Crude & Refined Products Transportation	5.2%	11.1x	14.5x	14.2x	10.8x	11.2x	10.4x
Phillips 66 Partners, LP	Crude & Refined Products Transportation	7.3%	-	14.9x	10.6x	-	21.5x	11.9x
Sunoco Logistics Partners, LP	Crude & Refined Products Transportation	4.1%	10.5x	16.2x	15.5x	8.5x	10.0x	9.8x
Tesoro Logistics, LP	Crude & Refined Products Transportation	6.0%	20.1x	23.8x	17.8x	22.7x	20.6x	11.4x
World Point Terminals, LP	Crude & Refined Products Transportation	6.7%	-	30.3x	13.5x	-	13.2x	11.1x
Access Midstream Partners, LP	Gathering & Processing	7.1%	13.6x	16.7x	16.9x	15.8x	14.0x	11.6x
DCP Midstream Partners, LP	Gathering & Processing	10.9%	16.1x	18.4x	14.7x	16.9x	14.7x	10.6x
Markwest Energy Partners, LP	Gathering & Processing	3.1%	13.7x	17.6x	10.9x	17.2x	18.4x	11.5x
Targa Resources Partners, LP	Gathering & Processing	4.6%	12.8x	17.5x	13.8x	11.4x	12.8x	9.5x
Regency Energy Partners, LP	Gathering & Processing	3.6%	13.4x	R	R	12.5x	R	R
Western Gas Partners, LP	Gathering & Processing	3.7%	20.4x	24.1x	21.1x	16.2x	18.4x	13.5x
Crosstex Energy, LP	Gathering & Processing	6.2%	10.5x	12.3x	12.3x	9.7x	12.8x	9.7x
Enterprise Products Partners, LP	Diversified	8.3%	10.8x	14.7x	14.1x	14.5x	15.0x	14.0x
Energy Transfer Partners, LP	Diversified	6.3%	13.4x	R	R	17.3x	R	R
Genesis Energy, LP	Diversified	7.1%	14.2x	19.3x	15.3x	16.3x	19.6x	14.8x
Kinder Morgan Energy Partners, LP	Diversified	6.6%	22.3x	14.7x	13.2x	12.7x	10.4x	9.2x
Kinder Morgan Management, LLC	Diversified	6.0%	18.9x	13.8x	12.4x	2.3x	5.5x	4.7x
ONEOK Partners, LP	Diversified	11.9%	17.9x	17.9x	15.9x	12.4x	13.6x	10.8x
AmeriGas Partners, LP	Propane	8.1%	14.2x	10.6x	9.7x	13.4x	10.4x	9.8x
Suburban Propane Partners, LP	Propane	8.4%	19.7x	11.9x	10.2x	17.9x	12.0x	10.7x
Calumet Specialty Products Partners, LP	Others	7.9%	5.4x	NA	16.4x	6.2x	9.4x	10.1x
Exterran Partners, LP	Others	7.3%	8.5x	10.3x	11.5x	8.4x	9.0x	8.4x
Hi-Crush Partners, LP	Others	6.3%	11.2x	12.2x	10.5x	8.1x	15.1x	11.8x
Niska Gas Storage Partners, LLC	Others	6.3%	4.1x	7.6x	10.1x	9.2x	8.7x	10.0x
SunCoke Energy Partners, LP	Others	7.5%	-	11.5x	11.5x	-	1.7x	1.6x
Average		6.3%	14.4x	16.1x	14.0x	12.8x	13.4x	10.5x
Median		6.3%	13.9x	14.8x	13.8x	12.7x	13.5x	10.7x

Price/Distributable Cash flow (mid 80% range): 12-19x

EV/EBITDA (mid 80% range): 10-17x

Notes:
(1) Source: FactSet, Credit Suisse, Starboard Estimates
(2) Distributable Cash Flow is defined as: EBITDA-Maintenance Capex+Net Non-Cash costs

MLP: Pro-Forma Valuation

Calgon Carbon MLP (activated carbon)				***$ in millions***
	Calgon C-Corporation (currently listed vehicle) (7)	**Activated Carbon MLP**	**CCC GP owning 80% of the Activated Carbon MLP**	**CCC GP owning 80% of the Activated Carbon MLP**
Revenue Activated Carbon Business	500	500	400	400
EBITDA	125	125	100	100
EBITDA Margin (1)(4)	*25%*	*25%*	*25%*	*25%*
Less: Net Interest Expense	(1)	(1)	(1)	(1)
D&A	(28)	(28)	(22)	(22)
Profit Before Tax	**96**	**96**	**77**	**77**
Income Taxes				
C-Corp Income (@ 38%)	(36)	-	-	-
Tax on distribution received from MLP (@38%)(2)	-	-	(5)	(5)
Less: Non U.S. Assets tax leakage (3)	-	(8)	(6)	(6)
MLP Income Tax	-	-	-	-
Total Taxes	**(36)**	**(8)**	**(11)**	**(11)**
Distributable Cash Flow				
EBITDA	125	125	100	100
Less: Interest Expense	(1)	(1)	(1)	(1)
Less: Taxes	(36)	(8)	(11)	(11)
Less Maintenance Capex (5)	(15)	(15)	(12)	(12)
Free Cash Flow/Distributable Cash Flow	**73**	**101**	**76**	**76**
Plus: Net After-Tax IPO Proceeds			162	162
Plus: Equipment Business/Ballast Water (6)	70	-	70	70
Free cash Flow/Distributable Cash Flow Yield	*7.0%*	*7.0%*	*7.0%*	*6.0%*
Market Cap	**1,106**	**1,449**	**1,321**	**1,503**
EV/EBITDA	*9x*	*12x*		
Value Creation for Calgon shareholders ($ in millions)			**215**	**397**
Per fully diluted share (assumes no buyback)			**$3.91**	**$7.21**

Calgon would retain 80% of cash flows generated by the MLP

Approximately $30 million in tax savings

Same free cash flow yield as of today: value creation solely from structure change

Expected yield below the current free cash flow yield of 7% because the GP will distribute cash via dividends/buybacks

This analysis does not include any additional value from higher GP splits or buyback

$200-$400 million in additional value for Calgon shareholders

Notes:

(1) Assumes 80% of remaining $15m Phase II-III cost cuts are in the Activated Carbon division
(2) Typically 80% of the distributions to unithoders are tax deferred
(3) Assumes approximately $20 million of foreign taxable income
(4) Assumes tax on IPO gains fully paid at the moment of listing
(5) As per company guidance
(6) Assumes 1x sales
(7) CCC Market Cap as of 10/28/2013

STARBOARD VALUE℠

Suggested Next Steps

A roadmap to value creation for shareholders

Leveraged recapitalization

- Immediately refinance US debt facility to increase debt capacity from $125 million to $300 million

- Start repurchasing $150-$200 million of stock

- Target a leverage ratio of 1.5-2.0x Debt/EBITDA, with substantial portion of free-cash flow and proceeds from periodic leverage increases used to repurchase shares on an ongoing basis

Alignment of margins

- Implement additional cost cuts of $20-$30 million to improve consolidated EBITDA margins to 23-25%

Implementation of Master Limited Partnership

- Contact bankers and attorneys with demonstrable MLP track records to advise on structure and implementation

- Deferral of a substantial part of taxes on distributions received from the MLP by the C Corp GP

- Increased after tax cash flow from capital investment from elimination of a layer of cash taxes, including acquisitions

- Control of business retained by Calgon's GP management

- Larger exposure to growth of activated carbon assets through Incentive Distribution Rights

Appendix

Publicly Traded MLPs with Publicly Traded GPs

Publicly traded GPs with underlying publicly traded MLPs [1]

Corporation		MLP	
Alon USA Energy, Inc.	ALI	Alon USA Partners, LP	ALDW
		Brookfield Infrastructure Partners L.P.	BIP
Brookfield Asset Management Inc.	BAM	Brookfield Property Partners L.P.	BPY
		Brookfield Renewable Energy L.P.	BEP
CF Industries Holdings, Inc.	CF	Terra Nitrogen Company, L.P.	TNH
Cheniere Energy, Inc.	LNG	Cheniere Energy Partners	CQP
Crosstex Energy, Inc.	XTXI	Crosstex Energy, L.P.	XTEX
CVR Energy, Inc.	CVI	CVR Partners, LP	UAN
		CVR Refining, LP	CVRR
Enbridge Energy, Inc.	ENB	Enbridge Energy Partners, L.P.	EEP
EQT Corp.	EQT	EQT Midstream Partners	EQM
Exterran Holdings Inc.	EXH	Exterran Partners, L.P.	EXLP
Golar LNG Ltd.	GLNG	Golar LNG Partners	GMLP
HollyFrontier Corp.	HFC	Holly Energy Partners, L.P.	HEP
Kinder Morgan Inc.	KMI	Kinder Morgan Energy Partners, L.P.	KMP
Loews Corp.	L	Boardwalk Pipeline Partners, L.P..	BWP
Marathon Petroleum Corp.	MPC	MPLX, LP	MPLX
Navios Maritime Holdings Inc.	NM	Navios Maritime Partners L.P.	NMM
ONEOK, Inc.	OKE	ONEOK Partners, L.P.	OKS
Phillips 66	PSX	Phillips 66 Partners LP	PSXP
Pioneer Natural Resources Company	PXD	Pioneer Southwest Energy Partners, L.P.	PSE
QEP Resources Inc.	QEP	QEP Midstream Partners, LP	QEPM
Rentech, Inc.	RTK	Rentech Partners, L.P.	RNF
Spectra Energy Corp	SE	Spectra Energy Partners, LP	SEP
SunCoke Energy Inc.	SXC	SunCoke Energy Partners, L.P.	SXCP
Susser Holdings Corp.	SUSS	Susser Petroleum Partners LP	SUSP
Teekay Corporation	TK	Teekay LNG Partners L.P. and Teekay Offshore Partners l	TGP, TOO
UGI Corporation	UGI	AmeriGas Partners, L.P.	APU
Western Refining, Inc.	WNR	Western Refining Logistics, LP	WNRL
Williams Companies, Inc.	WMB	Williams Partners L.P.	WPZ

STARBOARD VALUE

Sources: NAPTP.org, Bloomberg, Capital IQ

RTK-RNF (MLP-GP) case study: High Valuation Despite Cyclicality

Rentech (RTK)

- $500m market cap, $760m EV
- Partner (C Corp) of Rentech Nitrogen Partners LP (RNF)
- Owner of Incentive Distribution Rights (IDRs) and Limited Partner interests (60%)
- Trading at 9x 2013 EBITDA, no distributions
- Cash losses at GP cap gains from underlying MLP

RTK Stock Chart since RNF IPO



130%
90%
50%
10%
-30%
Nov-11
Feb-12
May-12
Aug-12
Nov-12
Feb-13
May-13
Aug-13
RTK
Russell 2000 Index
S&P 500 Index

Rentech Nitrogen Partners (RNF)

- $1.1bn market cap, $1.3bn EV
- Nitrogen fertilizer company, highly cyclical business
- Trading at 11x 2013 EBITDA
- **CCC MLP expected to be materially less cyclical than RNF**

RNF Stock Chart since IPO



210%
170%
130%
90%
50%
10%
-30%
Nov-11
Feb-12
May-12
Aug-12
Nov-12
Feb-13
May-13
Aug-13
RNF
Russell 2000 Index
Alerian MLP Index

Sources: NAPTP.org, Bloomberg, Capital IQ

TRGP-NGLS (MLP-GP) case study : Longer Term Value Creation

Targa Resources Corp. (TRGP)

- $3.3bn market cap, $7.7bn EV
- Warburg Pincus sponsored gas midstream company
- 'Pure-Play' General Partner (C Corp) of NGLS
- Owner of Incentive Distribution Rights (IDRs) and Limited Partner interests
- No other asset other than NGLS GP and LP interest
- Distributing cash to shareholders, post tax
- Trading at 12.6x 2013 EBITDA

Targa Resources Partners LP (NGLS)

- $5.7bn market cap, $8.4bn EV
- Master Limited Partnership
- Distributing cash to unitholders
- Trading at 14x 2013 EBITDA

TRGP chart since IPO


250%
210%
170%
130%
90%
50%
10%
-30%
Dec-10
Jun-11
Dec-11
Jun-12
Dec-12
Jun-13
TRGP
Russell 2000 Index
S&P 500 Index

NGLS Chart since IPO


130%
90%
50%
10%
-30%
Dec-10
Jun-11
Dec-11
Jun-12
Dec-12
Jun-13
NGLS
Russell 2000 Index
Alerian MLP Index

Starboard Value

Sources: NAPTP.org, Bloomberg, Capital IQ

TRP-TCP (MLP-GP) case study: Longer Term Value Creation

Transcanda Corp. (TRP)

- $32.6bn market cap, $59bn EV
- Natural gas transmission and power services
- General Partner (C Corp) of Transcanada Pipelines LP (TCP)
- Owner of Incentive Distribution Rights (IDRs) and Limited Partner interests (33%)
- Distributing cash to shareholders, post tax
- Trading at 12.4x fwd EBITDA

TransCanada Pipelines LP (TCP)

- $3.1bn market cap, $3.4bn EV
- Oil and Gas pipeline and distributions across Canada and U.S.
- 4.3% distribution CAGR since 1999
- Trading at 19x fwd EBITDA





Sources: NAPTP.org, Bloomberg, Capital IQ

MLPs: How General Partners Work

MLP general partners grow in two ways:

1) From growth in distributions of the underlying MLP

- The IDRs are an extra share of cash distributions paid to the GP. They generally start at 2% (vs. 98% to LPs)

- The more the distribution grow, the bigger the percentage of cash flow going to the GP, and the more valuable the GP

- IDR Pros and cons:

    - Incentive for GP to grow the business

    - Compensation for unit subordination

    - Increased cost of capital: each new asset must yield return high enough to cover both GP and LP shares

IDR Example [1]			
Distribution	**LP %**	**GP %**	**LP distribution up to:**
Tier 1	98%	2%	$2.0
Tier 2	85%	15%	$2.5
Tier 3	75%	25%	$3.0
Tier 4	50%	50%	Above $3

2) From growth in the number of LP units outstanding

    - IDRs are calculated as percentage on total cash distributed, so they can never be diluted

    - If the MLP issues more units (equity capital), then the GP (IDR holder) is entitled to the same percentage of cash flow, but on a larger number of units and distributions, even if the MLP does not increase its distribution per unit

STARBOARD VALUE℠

45

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF STARBOARD VALUE LP ("STARBOARD VALUE"), AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO CALGON CARBON COROPORATION, INC. (THE "ISSUER"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE ISSUER WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

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